SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

(Amendment No. ___)*

State Bank Financial Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

856190103
(CUSIP Number)

December 31, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 856190103	SCHEDULE 13G	Page 2 of 17 Pages

1	NAME OF REPORTING PERSON Sageview Capital Master, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,000,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,000,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 856190103	SCHEDULE 13G	Page 3 of 17 Pages

1	NAME OF REPORTING PERSON Sageview Capital Partners (A), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,000,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 856190103	SCHEDULE 13G	Page 4 of 17 Pages

1	NAME OF REPORTING PERSON Sageview Capital Partners (B), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,000,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 856190103	SCHEDULE 13G	Page 5 of 17 Pages

1	NAME OF REPORTING PERSON Sageview Partners (C) (Master), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,000,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 856190103	SCHEDULE 13G	Page 6 of 17 Pages

1	NAME OF REPORTING PERSON Sageview Capital GenPar, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,000,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,000,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 856190103	SCHEDULE 13G	Page 7 of 17 Pages

1	NAME OF REPORTING PERSON Sageview Capital MGP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,000,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,000,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 856190103	SCHEDULE 13G	Page 8 of 17 Pages

1	NAME OF REPORTING PERSON Edward A. Gilhuly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,000,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 856190103	SCHEDULE 13G	Page 9 of 17 Pages

1	NAME OF REPORTING PERSON Scott M. Stuart
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,000,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 856190103	SCHEDULE 13G	Page 10 of 17 Pages

Explanatory Note.

The Schedule 13G filed on February 14, 2011 by the undersigned, relating to the common stock, par value $0.01 per share (the “Shares”) of State Bank Financial Corporation, a Georgia corporation (the “Issuer”).

Item 1.	(a)	Name of Issuer
State Bank Financial Corporation

(b)	Address of Issuer’s Principal Executive Offices
415 East Paces Ferry Rd, NE
Atlanta, GA  30305

Item 2.	(a)	Name of Person Filing
This Statement on Schedule 13G is being filed on behalf of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(i) Sageview Capital Master, L.P. (“Sageview Master”);

(ii) Sageview Capital Partners (A), L.P. (“Sageview (A)”);

(iii) Sageview Capital Partners (B), L.P. (“Sageview (B)”);

(iv) Sageview Partners (C) (Master), L.P. (“Sageview (C)”);

(v) Sageview Capital GenPar, L.P. (“Sageview GenPar”);

(vi) Sageview Capital MGP, LLC (“Sageview MGP”);

(vii) Edward A. Gilhuly; and

(viii) Scott M. Stuart.

(b)	Address of Principal Business Office or, if none, Residence; (c) Citizenship

(i) Sageview Master is a Cayman Islands exempted limited partnership formed in order to engage in the acquiring, holding and disposing of investments in various companies. The principal business office of Sageview Master is 55 Railroad Avenue, Greenwich, Connecticut 06830.

CUSIP No. 856190103	SCHEDULE 13G	Page 11 of 17 Pages

(ii) Each of Sageview (A) and Sageview (B) is a Delaware limited partnership and Sageview (C) is a Cayman Islands exempted limited partnership.  Sageview (A), Sageview (B) and Sageview (C) (collectively, the “Shareholders”) were formed to act collectively as holders of 100% of the interest in Sageview Master. The principal business office of each of the Shareholders is 55 Railroad Avenue, Greenwich, Connecticut 06830.

(iii) Sageview GenPar is a Delaware limited partnership formed to be the sole owner of Sageview Capital GenPar, Ltd., which was formed to act as the general partner of each of the Shareholders. The principal business office of Sageview GenPar is 55 Railroad Avenue, Greenwich, Connecticut 06830. Sageview MGP is the general partner of Sageview GenPar (See Item (iv) of this Section).

(iv) Sageview MGP is a Delaware limited liability company formed to act as the general partner of Sageview GenPar. The principal business office of Sageview MGP is 55 Railroad Avenue, Greenwich, Connecticut 06830. The managing members and controlling persons of Sageview MGP are Scott M. Stuart and Edward A. Gilhuly (See Items (v) and (vi) of this Section).

(v) Mr. Gilhuly is a managing member and controlling person of Sageview MGP. Mr. Gilhuly is a United States citizen whose business address is c/o Sageview Capital LP, 245 Lytton Ave, Suite 250, Palo Alto, California 94301.

(vi) Mr. Stuart is a managing member and controlling person of Sageview MGP. Mr. Stuart is a United States citizen whose business address is 55 Railroad Avenue, Greenwich, Connecticut, 06830.

(d)	Title of Class of Securities
Common stock, par value $0.01 per share

(e)	CUSIP Number
856190103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	Not applicable.

CUSIP No. 856190103	SCHEDULE 13G	Page 12 of 17 Pages

Item 4.	Ownership

All ownership percentages set forth herein assume that there are 31,610,904 Shares outstanding, representing the total number of Shares outstanding as of December 10, 2010, as reported in the amended Registration Statement of the Issuer filed on Form 10 with the Securities and Exchange Commission (the “SEC”) on December 27, 2010.

			Number of Shares as to which such person has
Reporting Person	Amount Beneficially Owned	Percentage of Class	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Sageview Master	2,000,000	6.3%	2,000,000		2,000,000
Sageview (A)	2,000,000	6.3%		2,000,000		2,000,000
Sageview (B)	2,000,000	6.3%		2,000,000		2,000,000
Sageview (C)	2,000,000	6.3%		2,000,000		2,000,000
Sageview GenPar	2,000,000	6.3%	2,000,000		2,000,000
Sageview MGP	2,000,000	6.3%	2,000,000		2,000,000
Mr. Gilhuly	2,000,000	6.3%		2,000,000		2,000,000
Mr. Stuart	2,000,000	6.3%		2,000,000		2,000,000

CUSIP No. 856190103	SCHEDULE 13G	Page 13 of 17 Pages

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certifications

Not Applicable.

CUSIP No. 856190103	SCHEDULE 13G	Page 14 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:           February 14, 2011

SAGEVIEW CAPITAL MASTER, L.P.

By:	Sageview Capital GenPar, Ltd.
its General Partner

By:	/s/ Scott M. Stuart
	Name:	Scott M. Stuart
	Title:	Director

SAGEVIEW CAPITAL PARTNERS (A), L.P.

By:	Sageview Capital GenPar, Ltd.
its General Partner

By:	/s/ Scott M. Stuart
	Name:	Scott M. Stuart
	Title:	Director

SAGEVIEW CAPITAL PARTNERS (B), L.P.

By:	Sageview Capital GenPar, Ltd.
its General Partner

By:	/s/ Scott M. Stuart
	Name:	Scott M. Stuart
	Title:	Director

SAGEVIEW PARTNERS (C) MASTER, L.P.

By:	Sageview Capital GenPar, Ltd.
its General Partner

By:	/s/ Scott M. Stuart
	Name:	Scott M. Stuart
	Title:	Director

CUSIP No. 856190103	SCHEDULE 13G	Page 15 of 17 Pages

SAGEVIEW CAPITAL GENPAR, L.P.

By:	Sageview Capital MGP, LLC
its General Partner

By:	/s/ Scott M. Stuart
	Name:	Scott M. Stuart
	Title:	Co-President

SAGEVIEW CAPITAL MGP, LLC

By:	/s/ Scott M. Stuart
	Name:	Scott M. Stuart
	Title:	Director

/s/ Scott M. Stuart
Scott M. Stuart

/s/ Edward A. Gilhuly
Edward A. Gilhuly

CUSIP No. 856190103	SCHEDULE 13G	Page 16 of 17 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Schedule 13G.  This Joint Filing Agreement shall be included as an Exhibit to such joint filing.  In evidence thereof, each of the undersigned, being duly authorized, hereby executed this Agreement.

Date:           February 14, 2011

SAGEVIEW CAPITAL MASTER, L.P.

By:	Sageview Capital GenPar, Ltd.
its General Partner

By:	/s/ Scott M. Stuart
	Name:	Scott M. Stuart
	Title:	Director

SAGEVIEW CAPITAL PARTNERS (A), L.P.

By:	Sageview Capital GenPar, Ltd.
its General Partner

By:	/s/ Scott M. Stuart
	Name:	Scott M. Stuart
	Title:	Director

SAGEVIEW CAPITAL PARTNERS (B), L.P.

By:	Sageview Capital GenPar, Ltd.
its General Partner

By:	/s/ Scott M. Stuart
	Name:	Scott M. Stuart
	Title:	Director

CUSIP No. 856190103	SCHEDULE 13G	Page 17 of 17 Pages

SAGEVIEW PARTNERS (C) MASTER, L.P.

By:	Sageview Capital GenPar, Ltd.
its General Partner

By:	/s/ Scott M. Stuart
	Name:	Scott M. Stuart
	Title:	Director

SAGEVIEW CAPITAL GENPAR, L.P.

By:	Sageview Capital MGP, LLC
its General Partner

By:	/s/ Scott M. Stuart
	Name:	Scott M. Stuart
	Title:	Co-President

SAGEVIEW CAPITAL MGP, LLC

By:	/s/ Scott M. Stuart
	Name:	Scott M. Stuart
	Title:	Director

/s/ Scott M. Stuart
Scott M. Stuart

/s/ Edward A. Gilhuly
Edward A. Gilhuly